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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Intrado Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

46117A100

(CUSIP Number)

David K. Robbins, Esq.
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071
(213) 680-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INTRODUCTION
     This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 26, 2005, and as amended on June 24, 2005, September 1, 2005, October 3, 2005, November 1, 2005 and November 15, 2005 by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II” and, together with SAVF, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II and the General Partner, the “Reporting Persons”) with respect to Common Shares, $.001 par value per share (“Common Shares”), of Intrado Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 7 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein this Amendment No. 7 does not modify any of the information previously reported on the Amended Schedule 13D.
1. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 4. Purpose of the Transaction.
     Over the past few months, representatives of the Shamrock Activist Value Fund and representatives of Spencer Capital have consistently called for the Board to address certain matters that they believe would lead to enhanced shareholder value. Representatives of the Shamrock Activist Value Fund and representatives of Spencer Capital have also called for shareholder representation on the Board in order to better align Board action with shareholder interests. On November 12, 2005, the Shamrock Activist Value Fund and Spencer Capital determined to work together to encourage or compel the Company to pursue the proposals previously communicated to the Board by the Shamrock Activist Value Fund. In view of the Company’s recent engagement of investment bankers to “explore strategic alternatives”, the Shamrock Activist Value Fund and Spencer Capital believe there is now greater urgency with respect to the issue of shareholder representation.
     Given that the Board has only just recently taken initial steps that could lead to enhanced shareholder value, and only after pressure from shareholders, the Reporting Persons and Spencer Capital believe it is critical to now include representatives of the largest shareholders on the Board. New shareholder-sponsored directors are necessary to ensure that the Board focuses on its most pressing current goal — enhanced value for shareholders. Shareholders need a stronger voice on a Board where, currently, independent directors own less than 1% of the outstanding stock and, together with the CEO, own only approximately 3% of the outstanding stock (in each case, excluding options). This need is particularly acute where the Board is considering a potential sale of the Company only after concerned shareholders highlighted the Company’s ongoing poor capital allocation performance and deficiencies of its Long Term Incentive Plan.
     Accordingly, the Reporting Persons and Spencer Capital are now proposing three nominees for election at the 2006 shareholder meeting (the “Nominees”). If the Nominees are elected, the Nominees will actively seek to ensure that the Board undertakes an appropriate process in exploring strategic alternatives. If the

Nominees believe a sale of the Company is the best course, the Nominees will seek to ensure that shareholders receive the highest possible price reasonably attainable and, if a sale transaction is not appropriate, the Nominees will actively seek to explore all other available approaches to enhancing shareholder value. In all events, the Nominees, who would constitute a minority of the Board if elected, will bring to the Board a strong-pro-shareholder perspective anchored in their substantial ownership of Common Stock.
     On November 29, 2005, the Shamrock Activist Value Fund, together with Spencer Capital, sent a letter to the Company notifying the Company of their intent to nominate three directors at the Company’s 2006 annual meeting. The three nominees are: Stanley P. Gold, President of the general partner of SAVF and SAVF II, Michael J. McConnell, Vice President of the general partner of SAVF and SAVF II, and Dr. Kenneth H. Shubin Stein, the founder of Spencer Capital Management, L.L.C.
*     *     *     *     *     *
In connection with the Company’s upcoming 2006 Annual Meeting of Stockholders, Shamrock Activist Value Fund, L.P. and Shamrock Activist Value Fund II, L.P. and certain related parties (“Shamrock”) and Spencer Capital Opportunity Fund, LP and certain related parties (“Spencer Capital”) and members of the Committee for Concerned Intrado Shareholders (the “Committee”), intend to file a proxy statement with the Securities and Exchange Commission (the “SEC”) to solicit stockholders of the Company with respect to the election of directors. SHAMROCK, SPENCER CAPITAL AND THE COMMITTEE STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.
SHAMROCK PARTICIPANT INFORMATION
In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by Shamrock in connection with the Company’s 2006 Annual Meeting of Stockholders: Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”); Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”); Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “Shamrock GP”); Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners”); Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”); Stanley P. Gold; and Michael J. McConnell. Certain of these persons hold direct or indirect interests as follows: SAVF has beneficial ownership over 1,157,675 shares of Common Stock and may be deemed to have beneficial ownership over an additional 61,800 shares of Common Stock; SAVF II has beneficial ownership over 61,800 shares of Common Stock and may be deemed to have beneficial ownership over an additional 1,157,675 shares of Common Stock; the Shamrock GP may be deemed to have beneficial ownership over 1,219,475 shares of Common Stock; Shamrock Partners may be deemed to have beneficial ownership over 1,219,475 shares of Common Stock; and Stanley P. Gold may be deemed to have beneficial ownership over 1,219,475 shares of Common Stock.

SPENCER CAPITAL PARTICIPANT INFORMATION
     In accordance with Rule 14a-12(a)(1)(i) of the Exchange Act, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by Spencer Capital in connection with the Company’s 2006 Annual Meeting of Stockholders: Spencer Capital Management, LLC, a Delaware limited liability company (“SCM”); Spencer Capital Opportunity Fund, LP, a Delaware limited partnership (“SCF”); Spencer Capital Partners, LLC, a Delaware limited liability company (“SCP”); Spencer Capital Offshore Opportunity Fund, Ltd., a Cayman Islands exempted company (“SCOF”); Spencer Capital Offshore Partners, LLC, a Delaware limited liability company (“SCOP”); Columbia Avenue Capital LLC, an Oklahoma limited liability company (“CAC”), and Kenneth H. Shubin Stein, MD, CFA (“Dr. Shubin Stein”). Certain of these persons hold direct or indirect interests as follows: Dr. Shubin Stein may be deemed to have beneficial ownership over 1,182,484 shares of the Company’s common stock (“Common Stock”); SCM may be deemed to have beneficial ownership over 1,117,334 shares of Common Stock; SCF owns 644,879 shares of Common Stock; SCP may be deemed to have beneficial ownership over 644,879 shares of the Common Stock; SCOF owns 472,455 shares of Common Stock; SCOP may be deemed to have beneficial ownership over 472,455 shares of Common Stock; and CAC owns 65,150 shares of the Common Stock.
COMMITTEE PARTICIPANT INFORMATION
     In accordance with Rule 14a-12(a)(1)(i) of the Exchange Act, the following members of the Committee are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by the Committee: Stanley P. Gold; Michael J. McConnell; and Dr. Kenneth H. Shubin Stein. Except as described above, the members of the Committee do not have any direct or indirect interests, by security holdings or otherwise, required to be disclosed herein, except each such person’s interest in being nominated and elected as a director of the Company.
2. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 7. Material to be Filed as Exhibits.

Document

Exhibit 12	—	Joint Filing Agreement, dated October 31, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2005

SHAMROCK ACTIVIST VALUE FUND, L.P.
	By:	Shamrock Activist Value Fund GP, L.L.C., its general partner
	By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

		By:	/s/ Gregory S. Martin

		Name:	Gregory S. Martin
		Title:	Chief Financial Officer and Treasurer

SHAMROCK ACTIVIST VALUE FUND II, L.P.
	By:	Shamrock Activist Value Fund GP, L.L.C., its general partner
	By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

		By:	/s/ Gregory S. Martin

		Name:	Gregory S. Martin
		Title:	Chief Financial Officer and Treasurer

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
	By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

		By:	/s/ Gregory S. Martin

		Name:	Gregory S. Martin
		Title:	Chief Financial Officer and Treasurer

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

		By:	/s/ Gregory S. Martin

		Name:	Gregory S. Martin
		Title:	Chief Financial Officer and Treasurer

Exhibit Index
Exhibit Index

Document

Exhibit 12	—	Joint Filing Agreement, dated October 31, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.